EXHIBIT 12
COCA-COLA ENTERPRISES, INC.
EARNINGS TO FIXED CHARGES
(in millions; except ratios)

	Year-ended December 31,
	2011	2010	2009	2008	2007
Computation of Earnings:
Income before income taxes	$945	$746	$727	$629	$568
Add:
Interest expense	90	66	86	118	138
Amortization of debt premium/discount and expenses	1	—	—	6	11
Interest portion of rent expense	29	27	25	31	29
Earnings as adjusted	$1,065	$839	$838	$784	$746
Computation of Fixed Charges:
Interest expense	$90	$66	$86	$118	$138
Capitalized interest	—	—	—	1	1
Amortization of debt premium/discount and expenses	1	—	—	6	11
Interest portion of rent expense	29	27	25	31	29
Fixed charges	$120	$93	$111	$156	$179
Ratio of Earnings to Fixed Charges(A)	8.89	9.01	7.52	5.04	4.16
___________________________
(A) Ratios were calculated prior to rounding to millions.